

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Mr. John C. Eggermont
President and Chief Executive Officer
Kopjaggers Inc.
28325 Utica Road
Roseville, Michigan 48066

      Re: Kopjaggers Inc.
             Amendment No. 2 to
             Registration Statement on Form 10-12G
             Filed August 7, 2012
             File No. 000-54307

Dear Mr. Eggermont:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated June 18, 2012. Please provide a written statement from the company acknowledging that "the company is responsible for the adequacy *and accuracy* of the disclosure in the filing" (emphasis added).

2. We note you have not provided a response to comment 2 in our letter dated June 18, 2012. We reissue comment 2 in our letter dated June 18, 2012.

Item 1. Business

Business

3. We note your response to comment 3 in our letter dated June 18, 2012 that you have "revised [y]our disclosure to reflect [y]our focus solely on the art market." We cannot locate your revisions. Please clarify or revise.

4. We note your response to comment 4 in our letter dated June 18, 2012 that you have "deleted the reference to Senior Art Specialist." It does not appear you have deleted this reference. Please revise.

Item 1A. Risk Factors

There is substantial uncertainty…

5. Please revise to include the correct date of the auditor's report which appears to be March 6, 2012.

Item 2. Financial Information

Plan of Operations

6. We note your response to comment 9 in our letter dated June 18, 2012 and the related revision to your filing. Since you no longer anticipate incurring $50,000 for inventory, please revise your disclosure in this section and throughout your filing to state, if true, that you require $150,000, as opposed to $200,000, to execute your plan of operations. Alternatively, please revise the table under this heading to include all of your estimated expenses.

Item 7. Certain Relationships and Related Transactions

7. We note your response to comment 13 in our letter dated June 18, 2012 that you have "revised [y]our disclosure to detail the terms related to the $2,750 owed to [y]our sole shareholder." We cannot locate these revisions. Please clarify or revise.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director